

June 7, 2012

<u>Via E-mail</u>
Mr. David Kriegstein
Chief Executive Officer and President
Proguard Acquisition Corp.
3400 SW 26 Terrace, Suite A-8
Fort Lauderdale, FL 33312

> **Re:**   **Proguard Acquisition Corp.**
> **Form 8-K**
> **Filed May 10, 2012**
> **File No. 0-51921**

Dear Mr. Kriegstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed May 10, 2012</u>

<u>General</u>

1.   Refer to Rule 8-05 of Regulation S-X and provide the pro forma financial information showing the effects of the reverse merger transaction between Proguard Acquisition Subsidiary Corp. and Random Source, Inc. Please include the effects associated with the Stock Repurchase Agreement and the issuance of the Exchange Warrants.

Item 2.01, page 2
Item 3.01, page 2

2.   When using the word "our," clarify whether you are referring to Proguard or Random Source. For instance, in the discussion of the Stock Repurchase Agreement, it is not clear if the Insiders' Shares refers to shares of Proguard or Random Sources.

Form 10 Disclosure

Business, page 4

3.   You state on page 4 that you are a wholesaler of brand name office products. However, on page 5, you reference your "retail merchandising strategy." We also note that you purchase from wholesale distributors.   Please clarify whether you are a wholesale or retail business.

4.   Discuss your relationship with Computer Nerds International. We note that it is an affiliate but also a competitor.

Risk Factors, page 7

5.   Please explain your reference to "the Big Tree Acquisition" on page 9. We are unable to find any other reference to that entity in the filing.

Management's Discussion and Analysis and Financial Condition and Results of Operations, page 10

6.   We note that the financial statements of the entities acquired by Random Source in 2011 reflect significantly lower revenues on a comparative basis. Please disclose information about these negative revenue trends and disclose other uncertainties that are reasonably likely to have a material impact on the Company's financial condition or operating performance.

7.   Please disclose the extent to which Random Source has paid for the Hinson Office Supply and Superwarehouse acquisitions. Disclose the amounts of any payments still owed and how you expect to fund those payments. Note 5 to the Financial Statements for Lamfis which indicates that Random Source is still making payments on the Lamfis/Hinson acquisition.

8.   Please disclose the extent to which Random Source has paid for the acquisition of the registrant. Disclose the amounts of any payments still owed and how you expect to fund those payments.

9.   Explain what you mean by "compensation and related taxes."

Executive Compensation, page 15

10. Please provide compensation disclosure for the two most highly compensated executive officers other than Mr. Kriegstein, the principal executive officer, who were serving as executive officers of Random Source at the end of the last completed fiscal year. See Item 402(m) of Regulation S-K. The Form 10 information you are providing, of which the executive compensation disclosure is a part, should pertain to Random Source, not the registrant before the business combination with Random Source.

Exhibits

11. The lease filed as Exhibit 10.6 and the distributor agreement filed as Exhibit 10.8 appear to be unexecuted, even though your disclosure indicates that these agreements are in effect. Please re-file these exhibits with conformed signatures and dates to indicate, if true, that in fact they were executed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or me at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director